UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Colony Financial, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

19624R106
(CUSIP Number)

February 26, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19624R106	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 10,794,916 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 10,794,916 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,794,916 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)
As more fully described in this Amendment No. 2 to Schedule 13G, as of the filing date, EJF Capital LLC may be deemed to share beneficial ownership of the (i) 10,276,936 shares of the Issuer’s common stock and (ii) $16,606,000 principal amount of the Issuer’s 3.875% Convertible Senior Notes (the “Notes”) that are held by the Record Owners (as defined in Item 4) and a managed account referred to in Item 4 as of the date hereof.  Subject to the Ownership Cap (as defined below), each $1,000 principal amount of Notes is convertible into 40.2941 shares of the Issuer’s common stock.  The Second Supplemental Indenture, dated as of January 28, 2014, to the Indenture, dated as of April 10, 2013, governing the Notes, generally provides that no holder of Notes is entitled to convert Notes into shares of the Issuer’s common stock to the extent that such conversion would cause such holder to exceed the ownership limit in the Issuer’s charter.  The Issuer’s charter generally provides that no person may beneficially own or constructively own (as defined in the charter) in excess of 9.8% of the Issuer’s outstanding shares of common stock (the “Ownership Cap”).

The Issuer has confirmed to the Reporting Persons that all shares of the Issuer’s common stock that are owned by commonly controlled entities are treated as owned by a single person for purposes of applying the Ownership Cap and that, as a result of the Ownership Cap, the Record Owners, in the aggregate, may not convert Notes into shares of the Issuer’s common stock to the extent that such conversion would cause all entities controlled by EJF Capital LLC, in the aggregate, to exceed the Ownership Cap.  Accordingly, EJF Capital LLC does not beneficially own, and is not reporting herein, the shares of the Issuer’s common stock that, as a result of the Ownership Cap, the Record Owners do not have the right to acquire upon conversion of the Notes they hold.

As of December 31, 2014, the Record Owners held (i) 10,726,936 shares of common stock and (ii) $47,856,000 principal amount of Notes.

(2)
Percentage is based on 109,633,841 shares of common stock outstanding as of November 5, 2014 (as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 7, 2014) after giving effect to the Ownership Cap.   As of December 31, 2014, the percentage was 9.8% after giving effect to the Ownership Cap.

CUSIP No. 19624R106	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Emanuel J. Friedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 10,794,916 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 10,794,916 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,794,916 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
As more fully described in this Amendment No. 2 to Schedule 13G, as of the filing date, Emanuel J. Friedman may be deemed to share beneficial ownership of the (i) 10,276,936 shares of the Issuer’s common stock and (ii) $16,606,000 principal amount of Notes that are held by the Record Owners (as defined in Item 4) and a managed account referred to in Item 4 as of the date hereof.  Subject to the Ownership Cap, each $1,000 principal amount of Notes is convertible into 40.2941 shares of the Issuer’s common stock.  The Second Supplemental Indenture, dated as of January 28, 2014, to the Indenture, dated as of April 10, 2013, governing the Notes, generally provides that no holder of Notes is entitled to convert Notes into shares of the Issuer’s common stock to the extent that such conversion would cause such holder to exceed the ownership limit in the Issuer’s charter.  The Issuer’s charter generally provides that no person may beneficially own or constructively own (as defined in the charter) in excess of the Ownership Cap.

The Issuer has confirmed to the Reporting Persons that all shares of the Issuer’s common stock that are owned by commonly controlled entities are treated as owned by a single person for purposes of applying the Ownership Cap and that, as a result of the Ownership Cap, the Record Owners, in the aggregate, may not convert Notes into shares of the Issuer’s common stock to the extent that such conversion would cause all entities controlled by EJF Capital LLC (of which Emanuel J. Friedman is the controlling member), in the aggregate, to exceed the Ownership Cap.  Accordingly, Emanuel J. Friedman does not beneficially own, and is not reporting herein, the shares of the Issuer’s common stock that, as a result of the Ownership Cap, the Record Owners do not have the right to acquire upon conversion of the Notes they hold.

As of December 31, 2014, the Record Owners held (i) 10,726,936 shares of common stock and (ii) $47,856,000 principal amount of Notes.

(2)
Percentage is based on 109,633,841 shares of common stock outstanding as of November 5, 2014 (as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 7, 2014) after giving effect to the Ownership Cap. As of December 31, 2014, the percentage was 9.8% after giving effect to the Ownership Cap.

CUSIP No. 19624R106	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Debt Opportunities Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 6,499,755 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 6,499,755 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,499,755 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)
The reporting person may be deemed to share beneficial ownership of  (i) 6,158,263 shares of common stock and (ii) $8,475,000 principal amount of Notes that are convertible into 341,492 shares of common stock.  The reporting person does not beneficially own, and is not reporting herein, the shares of the Issuer’s common stock that, as a result of the Ownership Cap, the reporting person does not have the right to acquire upon conversion of the Notes it holds.  As of December 31, 2014, the reporting person held (i) 6,158,263 shares of common stock and (ii) $8,206,000 principal amount of Notes.

(2)	Based on 109,633,841 shares of common stock outstanding as of November 5, 2014, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 7, 2014.

CUSIP No. 19624R106	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Debt Opportunities GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 6,499,755 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 6,499,755 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,499,755 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)
The reporting person may be deemed to share beneficial ownership of (i) 6,158,263 shares of common stock and (ii) $8,475,000 principal amount of Notes that are convertible into 341,492 shares of common stock.  The reporting person does not beneficially own, and is not reporting herein, the shares of the Issuer’s common stock that, as a result of the Ownership Cap, the reporting person does not have the right to acquire upon conversion of the Notes it holds.  As of December 31, 2014, the reporting person held (i) 6,158,263 shares of common stock and (ii) $8,206,000 principal amount of Notes.

(2)	Based on 109,633,841 shares of common stock outstanding as of November 5, 2014, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 7, 2014.

CUSIP No. 19624R106	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Financial Services Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 500,000 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 500,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)
Represents 500,000 shares of common stock.  As of December 31, 2014, the reporting person held 950,000 shares of common stock.  The reporting person does not, and did not as of December 31, 2014, beneficially own any Notes.

(2)
Based on 109,633,841 shares of common stock outstanding as of November 5, 2014, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 7, 2014.  As of December 31, 2014, the percentage was 0.9%.

CUSIP No. 19624R106	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Financial Services GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 500,000 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 500,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)
Represents 500,000 shares of common stock.  As of December 31, 2014, the reporting person held 950,000 shares of common stock.  The reporting person does not, and did not as of December 31, 2014, beneficially own any Notes.

(2)
Based on 109,633,841 shares of common stock outstanding as of November 5, 2014, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 7, 2014.  As of December 31, 2014, the percentage was 0.9%.

CUSIP No. 19624R106	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Debt Opportunities Master Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,209,119 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 2,209,119 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,209,119 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)
The reporting person may be deemed to share beneficial ownership of (i) 2,094,402 shares of common stock and (ii) $2,847,000 principal amount of Notes that are convertible into 114,717 shares of common stock.  The reporting person does not beneficially own, and is not reporting herein, the shares of the Issuer’s common stock that, as a result of the Ownership Cap, the reporting person does not have the right to acquire upon conversion of the Notes it holds.  As of December 31, 2014, the reporting person held (i) 2,094,402 shares of common stock and (ii) $24,421,000 principal amount of Notes.

(2)	Based on 109,633,841 shares of common stock outstanding as of November 5, 2014, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 7, 2014.

CUSIP No. 19624R106	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Debt Opportunities II GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,209,119 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 2,209,119 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,209,119 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)
The reporting person may be deemed to share beneficial ownership of (i) 2,094,402 shares of common stock and (ii) $2,847,000 principal amount of Notes that are convertible into 114,717 shares of common stock.  The reporting person does not beneficially own, and is not reporting herein, the shares of the Issuer’s common stock that, as a result of the Ownership Cap, the reporting person does not have the right to acquire upon conversion of the Notes it holds.  As of December 31, 2014, the reporting person held (i) 2,094,402 shares of common stock and (ii) $24,421,000 principal amount of Notes.

(2)	Based on 109,633,841 shares of common stock outstanding as of November 5, 2014, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 7, 2014.

CUSIP No. 19624R106	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Income Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 100,000 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 100,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)
Represents 100,000 shares of common stock.  As of December 31, 2014, the reporting person held 100,000 shares of common stock.  The reporting person does not, and did not as of December 31, 2014, beneficially own any Notes.

(2)
Based on 109,633,841 shares of common stock outstanding as of November 5, 2014, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 7, 2014. As of December 31, 2014, the percentage was 0.1%.

CUSIP No. 19624R106	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Income GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 100,000 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 100,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)    Represents 100,000 shares of common stock.  As of December 31, 2014, the reporting person held 100,000 shares of common stock.  The reporting person does not, and did not as of December 31, 2014, beneficially own any Notes.

(2)    Based on 109,633,841 shares of common stock outstanding as of November 5, 2014, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 7, 2014. As of December 31, 2014, the percentage was 0.1%.

CUSIP No. 19624R106	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Beltway Strategic Opportunities Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,331,226 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,331,226 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,331,226 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)
The reporting person may be deemed to share beneficial ownership of (i) 1,118,312 shares of common stock and (ii) $5,284,000 principal amount of Notes that are convertible into 212,914 shares of common stock.  The reporting person does not beneficially own, and is not reporting herein, the shares of the Issuer’s common stock that, as a result of the Ownership Cap, the reporting person does not have the right to acquire upon conversion of the Notes it holds.  As of December 31, 2014, the reporting person held (i) 1,118,312 shares of common stock and (ii) $15,229,000 principal amount of Notes.

(2)	Based on 109,633,841 shares of common stock outstanding as of November 5, 2014, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 7, 2014.

CUSIP No. 19624R106	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Beltway Strategic Opportunities GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,331,226 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,331,226 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,331,226 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)
The reporting person may be deemed to share beneficial ownership of (i) 1,118,312 shares of common stock and (ii) $5,284,000 principal amount of Notes that are convertible into 212,914 shares of common stock. The reporting person does not beneficially own, and is not reporting herein, the shares of the Issuer’s common stock that, as a result of the Ownership Cap, the reporting person does not have the right to acquire upon conversion of the Notes it holds. As of December 31, 2014, the reporting person held (i) 1,118,312 shares of common stock and (ii) $15,229,000 principal amount of Notes.

(2)	Based on 109,633,841 shares of common stock outstanding as of November 5, 2014, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 7, 2014.

Item 1. (a)                      Name of Issuer

Colony Financial, Inc.

Item 1. (b)                      Address of Issuer’s Principal Executive Offices

450 Broadway
Santa Monica, CA  90404

Item 2. (a)                      Name of Person Filing

This Amendment No. 2 to Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”)*:

(i)	EJF Capital LLC;
(ii)	Emanuel J. Friedman;
(iii)	EJF Debt Opportunities Master Fund, L.P.;
(iv)	EJF Debt Opportunities GP, LLC;
(v)	EJF Financial Services Fund, LP;
(vi)	EJF Financial Services GP, LLC;
(vii)	EJF Debt Opportunities Master Fund II, LP;
(viii)	EJF Debt Opportunities II GP, LLC;
(ix)	EJF Income Fund, LP;
(x)	EJF Income GP, LLC;
(xi)	Beltway Strategic Opportunities Fund L.P.; and
(xii)	EJF Beltway Strategic Opportunities GP LLC

*Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Amendment No. 2 to Schedule 13G is being filed on behalf of each of them.

Item 2. (b)                      Address of Principal Business Office or, if None, Residence

EJF Capital LLC
2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

Emanuel J. Friedman
2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

EJF Debt Opportunities Master Fund, L.P.
2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

EJF Debt Opportunities GP, LLC
2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

EJF Financial Services Fund, LP
2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

EJF Financial Services GP, LLC
2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

EJF Debt Opportunities Master Fund II, LP
2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

EJF Debt Opportunities II GP, LLC
2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

EJF Income Fund, LP
2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

EJF Income GP, LLC
2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

Beltway Strategic Opportunities Fund L.P.
2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

EJF Beltway Strategic Opportunities GP LLC
2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

Item 2. (c)                      Citizenship

See Item 4 of the attached cover pages.

Item 2. (d)                      Title of Class of Securities

Common Stock, $0.01 par value (“Common Stock”)

Item 2. (e)                      CUSIP Number

19624R106

Item 3.                        If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.                        Ownership

(a)	Amount beneficially owned:

See Item 9 of the attached cover pages.

(b)	Percent of class:

See Item 11 of the attached cover pages.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See Item 6 of the attached cover pages.

(iii) Sole power to dispose or to direct the disposition:

See Item 7 of the attached cover pages.

(iv) Shared power to dispose or to direct the disposition:

See Item 8 of the attached cover pages.

Each of EJF Debt Opportunities Master Fund, L.P., EJF Debt Opportunities Master Fund II, LP and Beltway Strategic Opportunities Fund L.P. is the record owner of (i) the shares of Common Stock shown on item 9 of its respective cover page, as specified in footnote 1 thereof and (ii) the principal amount of 3.875% Convertible Senior Notes (the “Notes”) that are convertible into the number of shares of Common Stock shown on item 9 of its respective cover page, as specified in footnote 1 thereof.  Each of EJF Financial Services Fund, LP and EJF Income Fund, LP is the record owner of the shares of Common Stock shown on item 9 of its respective cover page.  EJF Debt Opportunities Master Fund, L.P., EJF Debt Opportunities Master Fund II, LP, Beltway Strategic Opportunities Fund L.P, EJF Financial Services Fund, LP and EJF Income Fund, LP are collectively referred to as the “Record Owners.”

EJF Debt Opportunities GP, LLC serves as the general partner and investment manager of EJF Debt Opportunities Master Fund, L.P. and may be deemed to share beneficial ownership of the shares of Common Stock of which EJF Debt Opportunities Master Fund, L.P. is the record owner and the shares of Common Stock which EJF Debt Opportunities Master Fund, L.P. has the right to acquire upon conversion of the Notes.

EJF Financial Services GP, LLC serves as the general partner and investment manager of EJF Financial Services Fund, LP and may be deemed to share beneficial ownership of the shares of Common Stock of which EJF Financial Services Fund, LP is the record owner.

EJF Debt Opportunities II GP, LLC serves as the general partner and investment manager of EJF Debt Opportunities Master Fund II, LP and may be deemed to share beneficial ownership of the shares of Common Stock of which EJF Debt Opportunities Master Fund II, LP is the record owner and the shares of Common Stock which EJF Debt Opportunities Master Fund II, LP has the right to acquire upon conversion of the Notes.

EJF Income GP, LLC serves as the general partner and investment manager of EJF Income Fund, LP and may be deemed to share beneficial ownership of the shares of Common Stock of which EJF Income Fund, LP is the record owner.

EJF Beltway Strategic Opportunities GP LLC serves as the general partner of Beltway Strategic Opportunities Fund L.P. and may be deemed to share beneficial ownership of the shares of Common Stock of which Beltway Strategic Opportunities Fund L.P. is the record owner and the shares of Common Stock which Beltway Strategic Opportunities Fund L.P. has the right to acquire upon conversion of the Notes.

EJF Capital LLC is the sole member and manager of each of EJF Debt Opportunities GP, LLC, EJF Financial Services GP, LLC, EJF Debt Opportunities II GP, LLC, EJF Income GP, LLC and EJF Beltway Strategic Opportunities GP LLC, and may be deemed to share beneficial ownership of the shares of Common Stock of which such entities may share beneficial ownership.  EJF Capital LLC also serves as the investment manager of a managed account that is the record owner of 305,959 shares of Common Stock, and EJF Capital LLC may be deemed to share beneficial ownership of such shares of Common Stock.  Emanuel J. Friedman is the controlling member of EJF Capital LLC and may be deemed to share beneficial ownership of the shares of Common Stock over which EJF Capital LLC may share beneficial ownership.

Item 5.                      Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.                      Ownership of More than Five Percent on Behalf of Another Person

See item 4.

Item 7.                      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.                      Identification and Classification of Members of the Group

The filing persons may be deemed to be members of a group.

Item 9.                      Notice of Dissolution of Group

Not Applicable.

Item 10.                    Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2014

EJF CAPITAL LLC
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EMANUEL J. FRIEDMAN
By:	/s/ Emanuel J. Friedman
	Name:	Emanuel J. Friedman

EJF DEBT OPPORTUNITIES MASTER FUND, L.P.
By: Its:	EJF DEBT OPPORTUNITIES GP, LLC General Partner
By: Its:	EJF CAPITAL LLC Manager and Sole Member
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF DEBT OPPORTUNITIES GP, LLC
By: Its:	EJF CAPITAL LLC Manager and Sole Member
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF FINANCIAL SERVICES FUND, LP
By: Its:	EJF FINANCIAL SERVICES GP, LLC General Partner
By: Its:	EJF CAPITAL LLC Manager and Sole Member
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF FINANCIAL SERVICES GP, LLC
By: Its:	EJF CAPITAL LLC Manager and Sole Member
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF DEBT OPPORTUNITIES MASTER FUND II, LP
By: Its:	EJF DEBT OPPORTUNITIES II GP, LLC General Partner
By: Its:	EJF CAPITAL LLC Manager and Sole Member
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF DEBT OPPORTUNITIES II GP, LLC
By: Its:	EJF CAPITAL LLC Manager and Sole Member
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF INCOME FUND, LP
By: Its:	EJF INCOME GP, LLC General Partner
By: Its:	EJF CAPITAL LLC Manager and Sole Member
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF INCOME GP, LLC
By: Its:	EJF CAPITAL LLC Manager and Sole Member
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

BELTWAY STRATEGIC OPPORTUNITIES FUND L.P.
By: Its:	EJF BELTWAY STRATEGIC OPPORTUNITIES GP LLC General Partner
By: Its:	EJF CAPITAL LLC Manager and Sole Member
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF BELTWAY STRATEGIC OPPORTUNITIES GP LLC
By: Its:	EJF CAPITAL LLC Manager and Sole Member
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EXHIBIT A

The undersigned, EJF Capital LLC, a Delaware limited liability company, Emanuel J. Friedman, EJF Debt Opportunities Master Fund, L.P., an exempted limited partnership organized under the laws of the Cayman Islands, EJF Debt Opportunities GP, LLC, a Delaware limited liability company, EJF Financial Services Fund, LP, a Delaware limited partnership, EJF Financial Services GP, LLC, a Delaware limited liability company, EJF Debt Opportunities Master Fund II, LP, an exempted limited partnership organized under the laws of the Cayman Islands, EJF Debt Opportunities II GP, LLC, a Delaware limited liability company, EJF Income Fund, LP, a Delaware limited partnership, EJF Income GP, LLC, a Delaware limited liability company, Beltway Strategic Opportunities Fund L.P., an exempted limited partnership organized under the laws of the Cayman Islands, and EJF Beltway Strategic Opportunities GP LLC, a Delaware limited liability company, hereby agree and acknowledge that the information required by this Amendment No. 2 to Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  February 17, 2015
EJF CAPITAL LLC
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EMANUEL J. FRIEDMAN
By:	/s/ Emanuel J. Friedman
	Name:	Emanuel J. Friedman

EJF DEBT OPPORTUNITIES MASTER FUND, L.P.
By: Its:	EJF DEBT OPPORTUNITIES GP, LLC General Partner
By: Its:	EJF CAPITAL LLC Manager and Sole Member
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF DEBT OPPORTUNITIES GP, LLC
By: Its:	EJF CAPITAL LLC Manager and Sole Member
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF FINANCIAL SERVICES FUND, LP
By: Its:	EJF FINANCIAL SERVICES GP, LLC General Partner
By: Its:	EJF CAPITAL LLC Manager and Sole Member
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF FINANCIAL SERVICES GP, LLC
By: Its:	EJF CAPITAL LLC Manager and Sole Member
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF DEBT OPPORTUNITIES MASTER FUND II, LP
By: Its:	EJF DEBT OPPORTUNITIES II GP, LLC General Partner
By: Its:	EJF CAPITAL LLC Manager and Sole Member
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF DEBT OPPORTUNITIES II GP, LLC
By: Its:	EJF CAPITAL LLC Manager and Sole Member
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF INCOME FUND, LP
By: Its:	EJF INCOME GP, LLC General Partner
By: Its:	EJF CAPITAL LLC Manager and Sole Member
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF INCOME GP, LLC
By: Its:	EJF CAPITAL LLC Manager and Sole Member
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

BELTWAY STRATEGIC OPPORTUNITIES FUND L.P.
By: Its:	EJF BELTWAY STRATEGIC OPPORTUNITIES GP LLC General Partner
By: Its:	EJF CAPITAL LLC Manager and Sole Member
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF BELTWAY STRATEGIC OPPORTUNITIES GP LLC
By: Its:	EJF CAPITAL LLC Manager and Sole Member
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer